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                           November 16, 2023

       Joseph M. Burnett
       Chief Executive Officer and President
       ClearPoint Neuro, Inc.
       120 S. Sierra Ave., Suite 100
       Solana Beach, California 92075

                                                        Re: ClearPoint Neuro,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275476

       Dear Joseph M. Burnett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Richard Mattern